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                            March 19, 2024

       Christopher Senner
       Executive Vice President and Chief Financial Officer
       EXELIXIS, INC.
       1851 Harbor Bay Parkway
       Alameda, CA 94502

                                                        Re: EXELIXIS, INC.
                                                            Form 10-K for the
Year Ended December 29, 2023
                                                            Filed February 6,
2024
                                                            File No. 000-30235

       Dear Christopher Senner:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Year Ended December 29, 2023 filed February 6, 2024

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 73

   1. Please address the following regarding your disclosure on page 76 that you "do not track fully burdened research
and development expenses on a project-by-project basis."
                                                            Revise your
disclosure in future filings to clarify whether you do or do not track your research and
development expenses by project on something less than a fully burdened basis.
                                                            To the extent you
do track any research and development expenses on a project-by-
                                                             project basis,
revise to provide a breakdown of the expenses tracked by project.
                                                            Please provide us
with your proposed disclosure.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Christopher Senner
EXELIXIS, INC.
March 19, 2024
Page 2

       Please contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494
with any questions.



FirstName LastNameChristopher Senner                   Sincerely,
Comapany NameEXELIXIS, INC.
                                                       Division of Corporation
Finance
March 19, 2024 Page 2                                  Office of Life Sciences
FirstName LastName